DC

NoAct

P.E. 12-16-02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

03004518

January 9, 2003

PROCESSED
JAN 23 2003
THOMSON
FINANCIAL

Act 1934
Section
Rule 14A-8
Public
Availability 1-9-2003

Eliza W. Fraser
Associate Corporate Counsel
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06431

RE: General Electric Company
Incoming letter dated December 16, 2002

Dear Ms. Fraser:

This is in response to your letter dated December 16, 2002 concerning the shareholder proposal submitted to GE by Robert B. Lennox. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Robert B. Lennox
11 avenue de Breteuil
75007 Paris, France

Eliza W. Fraser
Associate Corporate Counsel

General Electric Company
3135 Easton Turnpike, Fairfield, CT 06828
203-373-2442 Fax: 203-373-3079
Dial Comm: 8* 229-2442 Fax: 8*229-3079
e-mail: eliza.fraser@corporate.ge.com

December 17, 2002

VIA FEDERAL EXPRESS

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Attention: Special Counsel – Rule 14a-8

Re: No Action Letters

Dear Counsel:

I have separately delivered to the Division of Corporation Finance five no action letters, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, requesting your concurrence that the Staff of the Securities and Exchange Commission will not recommend enforcement action if General Electric Company ("GE") omits from its proxy statement for its 2003 Annual Meeting proposals we have received from:

Kim S. Christian (12/17/2002)
C. Collins/P. Brennan/J. Chevedden (12/16/2002)
Robert B. Lennox (12/16/2002)
Roberta G. Rubin (12/16/2002)
Sisters of Charity/United for a Fair Economy (12/14/2002)

As with prior filings, I enclose herewith for the convenience of the Staff two additional sets of the no action letters together with copies of the previous no action letters that we have cited as precedent.

This year we received 26 shareowner proposals, and currently expect to include several of them in our 2003 proxy statement. In order to meet printing and distribution requirements, we intend to finalize our proxy statement on or about February 24, 2003, and distribute it beginning on March 7, 2003. GE's Annual Meeting is scheduled to be held on April 23, 2003.

If you have any questions, please feel free to call me on (203) 373-2442.

Very truly yours,

Eliza W. Fraser

1934 Act, Section 14(a)
Rule 14a-8(i)(7)

RECEIVED

2002 DEC 18 PM 4:26

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Eliza W. Fraser
Associate Corporate Counsel

General Electric Company
3135 Easton Turnpike, Fairfield, CT 06431
203-373-2442 Fax: 203-373-3079
Dial Comm: 8* 229-2442 Fax: 8*229-3079
e-mail: eliza.fraser@corporate.ge.com

December 16, 2002

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D.C. 20549

DEC 18 2002

180

Re: Omission of Share Owner Proposal by Robert B. Lennox

Gentlemen and Ladies:

This letter is to inform you, pursuant to Rule 14a-8(j)) under the Securities Exchange Act of 1934 (the "Exchange Act"), that General Electric Company ("GE") intends to omit from its proxy statement for its 2003 Annual Meeting the following resolution and its supporting statement (the "Proposal") which it received from Robert B. Lennox:

> "Resolved that the company stop a discriminatory pension increase policy selecting only certain categories of retired employees as beneficiaries and return to past policies to treat all pensioners equally."

A copy of the Proposal is attached.

It is GE's opinion that the Proposal is excludable pursuant to Rule 14a-8(i)(7) because it deals with the amount and administration of pension benefits, a matter relating to the conduct of the ordinary business operations of GE ---- i.e., employee benefits.

The design, maintenance and administration of a company's benefit plans are part of the ordinary business operations. Decisions regarding the type, amount and eligibility for benefits under employee benefit plans are highly regulated and require a detailed analysis of business and legal factors.

The Proposal seeks to direct how pension increases should be awarded. From time to time GE has granted voluntary pension increases. In some years, GE has made across-the-board increases. In other years the amount of increase has been determined by length of service and the year of retirement.

The Staff of the Division of Corporate Finance ("Staff") has repeatedly held that proposals relating to the amount and administration of employee benefits are excludable from a company's proxy materials on the ground that they are matters relating to the conduct of ordinary business.

For example, in General Electric Company (January 22, 2002), the Staff concurred that a proposal requesting an annual inflation adjustment based on the same percentage formula used to calculate social security benefits dealt with the size and administration of pension benefits, a matter relating to conduct of GE's ordinary business operations --- i.e., employee benefits. Similarly, in Phillip Morris Companies, Inc. (January 23, 2002), the Staff concurred that a proposal requesting the company to retroactively remove reductions to retiree pensions for employees who were involuntarily separated from the company for performance-related reasons and were 40 years of age or greater could be excluded as relating to Phillip Morris's ordinary business operations (i.e., employee benefits).

See also, General Electric Company (January 16, 2002) (proposal to grant a yearly supplement to pensioners based on the level of overfunding could be omitted as relating to "ordinary business operations (i.e., employee benefits)"). Honeywell International Inc. (September 28, 2001) (proposal to remove reductions to retiree pensions excludable because it relates to employee benefits); International Business Machines Corporation (January 2, 2001), (proposal to provide a Medicare supplemental insurance policy for retirees on Medicare excludable as relating to employee benefits).

By seeking to direct how pension increases should be awarded, the Proposal clearly relates to the amount and administration of employee benefits, namely, pension benefits.

For the above reasons, GE respectfully requests the concurrence of the Staff in GE's determination to omit the Proposal from GE's 2003 proxy statement pursuant to Rule 14a-8(i)(7) because it "deals with a matter relating to the company's ordinary business," employee benefits.

* * *

Five additional copies of this letter and the attachments are enclosed pursuant to Rule 14a-8(i)(7) under the Exchange Act. By copy of this letter, Mr. Lennox is being notified that GE does not intend to include the proposal in its 2003 proxy statement.

We expect to file GE's definitive proxy material with the Securities and Exchange Commission on or about March 7, 2003, the date on which GE currently expects to begin mailing the proxy statement to its share owners. In order to meet printing and distribution requirements, GE intends to start printing the proxy statement on or about February 18, 2002. GE's Annual Meeting is scheduled to be held on April 23, 2003.

If you have any questions, please feel free to call me at (203) 373-2442.

Very truly yours,

Eliza W. Fraser

Eliza W. Fraser

Enclosures

cc: Special Counsel – 14a-8 – No Action Letters
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, DC 20549

cc: Mr. Robert B. Lennox
11 avenue de breteuil
5007 Paris, France

EXHIBIT A

ROBERT B. LENNOX

MAY 29 2002
J. R. IMMELT

BWH

6/7
Bob Liza
cc BWH

11 avenue de Breteuil
75007 Paris, France

Tel. 33-1-44183132
Fax 62

May 15, 2002

RECEIVED
MAY 30 2002
B. W. HEINEMAN, JR.

REGISTERED WITH RETURN RECEIPT

Mr. Jeffrey Immelt
Chairman and CEO
General Electric Company
3135 Easton Rurnpike
Fairfield, CT 06431

Dear Mr. Immelt:

I like to propose the following shareholder resolution at the next shareholder meeting. I am the owner of 200 shares of General Electric stock held for me by Merrill Lynch.

" Resolved that the Company stop a discriminatory pension increase policy selecting only certain categories of retired employees as beneficiaries and return to past policies to treat all pensioners equally. The latest increase of three percent was not awarded to all pensioners despite the fact that pension increases are rare and no consideration is given to retirees who left the Company under an older much less favorable pension program."

Thank you for your attention and appropriate action.

Sincerely yours,

2002 SEC No-Act. LEXIS 82

Securities Exchange Act of 1934 -- Rule 14a-8(i)(7)

January 22, 2002

[*1] General Electric Company

TOTAL NUMBER OF LETTERS: 2

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 22, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Electric Company
Incoming letter dated December 10, 2001

The proposal requests that GE review and amend the GE Pension Trust to include an annual inflation adjustment based on the same percentage formula used to calculate social security benefits.

There appears to be some basis for your view that GE may exclude the proposal under rule 14a-8(i)(7), as relating to GE's ordinary business operations (i.e., employee benefits). Accordingly, we will not recommend enforcement action to the Commission if GE omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Grace K. Lee
Attorney-Advisor

INQUIRY-1: GE

General Electric Company
3135 Easton Turnpike, Fairfield, CT 06431
203-373-2442 Fax: 203-373-3079
Dial Comm: 8* 229-2442 Fax: 8* 229-3079
e-mail: eliza.fraser@corporate.ge.com

December 10, 2001

1934 Act, Section 14(a)
Rule 14a-8(i)(7)

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D.C. 20549

Re: [*2] Omission of Share Owner Proposal by Kevin D. Mahar

Gentlemen and Ladies:

This letter is to inform you, pursuant to Rule 14a-8(i)(7) under the Securities and Exchange Act of 1934 (the "Exchange Act"), that General Electric Company ("GE") intends to omit from its proxy statement for its 2002 Annual Meeting the following resolution and its supporting statement ("the Proposal") which it received from Kevin D. Mahar:

"Resolved that the shareowners request the Board of Directors to review the GE pension trust fund and amend the GE Pension Trust where applicable, to include an annual inflation adjustment using the same percentage formula that is used to calculate social security benefits. This inflation adjustment would be applied to all pensions one month following the month the Social Security Administration announces its annual adjustment. In order to maintain a financially sound pension plan this adjustment will only be triggered IF THE PENSION IS MORE THAN 125% OVERFUNDED AND WILL ONLY APPLY TO THE FIRST $ 25,000 OF PENSION BENEFITS. These two features will ensure a sound pension plan with defined costs and therefore manageable and provide modest inflation protection."
[*3]

A copy of the Proposal is attached.

It is GE's opinion that the Proposal is excludable pursuant to Rule 14a-8(i)(7) because it deals with the size and administration of pension benefits, a matter relating to the conduct of the ordinary business operations of GE ---- i.e., employee benefits.

Mr. Mahar has submitted proposals relating to GE's Pension Trust for the past several years, each of which has been excluded by the Staff of the Division of Corporate Finance ("Staff") as relating to GE's ordinary business operations. See, e.g., General Electric Company (January 17, 2001)(ordinary business -- choice of accounting methods); General Electric Company (February 10, 2000) (ordinary business -- choice of accounting methods); General Electric Company (January 25, 1999) (ordinary business -- employee benefits); and General Electric Company (January 26, 1998)(ordinary business -- employee benefits). The current Proposal is substantially similar to proposals Mr. Mahar submitted to be included in GE's 1999 and 1998 proxy statements requesting that the Board of Directors "review the GE Pension Trust Fund and amend the GE Pension Trust, where applicable, to include an annual [*4] cost of living adjustment." In each of General Electric Company (January 25, 1999) and General Electric Company (January 26, 1998), the Staff concluded that Mr. Mahar's proposal was excludable because it was "directed at matters relating to the conduct of the Company's ordinary business operations (i.e., employee benefits)."

The proposal is also almost identical to a proposal submitted by another shareholder for GE's 1997 proxy statement requesting the board of directors to adjust the pension of retirees to reflect the increase in inflation. In General

Electric Company (January 28, 1997), the Staff concurred that such proposal could be excluded as well, noting that "the proposal is directed at matters relating to the Company's ordinary business operations (i.e., employee benefits)."

The Staff continues to hold that proposals concerning the size and administration of pension benefits are excludable on the ground that they are matters relating to the conduct of ordinary business operations. In DTE Energy Company (January 22, 2001) and International Business Machines Corporation (January 2, 2001), the Staff agreed proposals requesting cost of living adjustments for [*5] former employees receiving pensions could be omitted as relating to "ordinary business operations (i.e., employee benefits)."

For the above reasons, GE respectfully requests the concurrence of the Staff in GE's determination to omit the Proposal for GE's 2002 proxy statement pursuant to Rule 14a-8(i)(7) because it "deals with a matter relating to the company's ordinary business," employee benefits.

* * *

Five additional copies of this letter and the attachments are enclosed pursuant to Rule 14a-8(i)(7) under the Exchange Act. By copy of this letter, Mr. Mahar is being notified that GE does not intend to include the proposal in its 2002 proxy statement.

We expect to file GE's definitive proxy material with the Securities and Exchange Commission on or about March 8, 2002, the date on which GE currently expects to begin mailing the proxy statement to its share owners. In order to meet printing and distribution requirements, GE intends to start printing the proxy statement on or about February 18, 2002. GE's Annual Meeting is scheduled to be held on April 24, 2002.

If you have any questions, please feel free to call me at (203) 373-2442.

Very truly yours,

Eliza W. Fraser [*6]

ATTACHMENT

To: Benjamin W. Heineman Jr. Secretary
General Electric Company
Fairfield, CT 06431

Date: November 9, 2001

From: Kevin D. Mahar
33 Rockwood Road
Lynnfield, Ma. 01940

This is to notify General Electric Company that as a shareowner I intend to present the following proposal at the 2002 GE annual shareowners meeting.

PROPOSAL FOR MAINTAINING AN ECONOMICALLY SOUND PENSION TRUST AND TO PROVIDE GE RETIREES WITH SOME INFLATION PROTECTION.

Whereas GE has the stated business philosophy to be number one or two in each of their businesses, or have a plan on how to become number one or two: we call upon GE to have the same strategy apply to pension benefits and still maintain a financially sound plan.

Whereas many very long service employees have worked their entire adult lives at GE and receive pensions lower than the federally recognized poverty level and live in taxpayer subsidized housing. A major reason for this situation is there is no systematic inflation protection, which has led to disgracefully low pensions to many retirees.

Whereas GE has not contributed to the Pension Trust since 1987 and whereas, all current pension covered employees must contribute [*7] into the pension plan from their paycheck and retirees contributed while at work.

Resolved: the share owners request the Board of Directors to review the GE pension trust fund and amend the GE Pension Trust where applicable, to include an annual inflation adjustment using the same percentage formula that is used to calculate social security benefits. This inflation adjustment would be applied to all pensions one month following the month the Social Security Administration announces its annual adjustment. In order to maintain a financially sound pension plan this adjustment will only be triggered IF THE PENSION IS MORE THAN 125% OVERFUNDED AND WILL ONLY APPLY TO THE FIRST $ 25,000 OF PENSION BENEFITS. These two features will ensure a sound pension plan with defined costs and therefore manageable and provide modest inflation protection.

Kevin D. Mahar GE Retirees Justice Fund

110VBX

********** Print Completed **********

Time of Request: December 13, 2002 01:00 PM EST

Print Number: 1861:0:74340858
Number of Lines: 147
Number of Pages:

Send To: FRASER, ELIZA
GE CORPORATE LEGAL
3135 EASTON TPKE
FAIRFIELD, CONNECTICUT 06431-0002

2002 SEC No-Act. LEXIS 89

Securities Exchange Act of 1934 -- Rule 14a-8(i)(7)

January 23, 2002

[*1] Philip Morris Companies, Inc.

TOTAL NUMBER OF LETTERS: 2

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 23, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Philip Morris Companies, Inc.
Incoming letter dated December 14, 2001

The proposal requests that the board retroactively remove reductions to retiree pensions for employees who are involuntarily separated from the company for performance-related reasons and are 40 years of age or greater.

There appears to be some basis for your view that Philip Morris may exclude the proposal under rule 14a-8(i)(7), as relating to Philip Morris's ordinary business operations (i.e., employee benefits). Accordingly, we will not recommend enforcement action to the Commission if Philip Morris omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Philip Morris relies.

Sincerely,

Jennifer Gurzenski
Attorney-Advisor

INQUIRY-1: **HUNTON& WILLIAMS**

200 PARK AVENUE
NEW YORK, NEW YORK 10166-0136

TEL 212 . 309 . 1000
FAX 212 . 309 . 1100

DIRECT DIAL: 212-309-1060
EMAIL: [*2] jwhitson@hunton.com

December 14, 2001

Paula Dubberly
Chief Counsel
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by David L. Gentry

Dear Ms. Dubblery:

Philip Morris Companies Inc. (the "Company") has received a shareholder proposal requesting that its Board of Directors modify an element of the Company's retirement plan for the benefit of salaried employees, including salaried employees of the Company's wholly-owned subsidiary, Philip Morris Incorporated ("PM USA") (the "Proposal"). The Proposal was submitted by David L. Gentry, the beneficial owner of 100 shares of the Company's common stock (the "Proponent"). A copy of the Proposal is attached as Exhibit A.

By copy of this letter, the Company notifies the Proponent of its intention to omit the Proposal from the Company's proxy statement and form of proxy for the 2002 annual meeting of shareholders. This letter constitutes the Company's statement of the reasons it deems the omission to be proper.

On behalf of the Company and in accordance with Securities Exchange Act Rule 14a-8 n1, we request [*3] that the Division not recommend any enforcement action if the Proposal is omitted for the reasons set forth below. We have been advised by the Company as to the factual matters in this letter. The annual meeting is scheduled for April 25, 2002. Pursuant to paragraph (j), enclosed are six copies of this letter, the Proposal and the supporting statement.

n1 Unless otherwise noted, all references are to paragraphs of Rule 14a-8.

The Proposal

The Proposal states: "Shareholders request the Board to remove the element from the retirement plan that creates this 1/2% per month reduction when employees are involuntarily separated from the company due to performance related reasons and are 40 years of age or greater. Further, this should be done retroactively for all affected employees, whether presently retired or not, from the date of Mr. Johnson's letter of February 11, 1998."

Grounds for Omission

The Proposal may be omitted from the Company's 2002 proxy materials for each of the following, individually sufficient, reasons:

(i) pursuant to paragraph (i)(7) because it is pertains to the ordinary business operations of the Company;

(ii) pursuant to paragraph (i)(4) because it [*4] relates to a personal grievance by the Proponent against the Company; and

(iii) pursuant to paragraph (i)(2) because it violates federal law.

I. The Proposal pertains to the Company's ordinary business.

Paragraph (i)(7) permits the omission of a shareholder proposal from a company's proxy materials if it deals with a matter relating to the company's ordinary business operations. The purpose of this rule is to allow companies to exclude shareholder proposals that deal with ordinary business matters with which shareholders, as a group, "would not be qualified to make an informed judgment, due to their lack of business experience and their lack of intimate knowledge of the issuer's business." Exchange Act Release No. 32-12999 (November 22, 1976). The Division has consistently agreed that proposals relating to everyday employment practices involve a company's ordinary business operations and thus may be excluded under paragraph (i)(7). See Delhaize America Inc. (March 9, 2000); and Cincinnati Financial Corporation (February 20, 1996).

In United Technologies (February 19, 1993), the Division stated that "as a general rule, the Division views proposals directed at the [*5] company's employment policies and practices with respect to its non-executive work force to be uniquely matters relating to the conduct of the company's ordinary business operations. Examples of the categories of proposals that have been deemed to be excludable on this basis are: employee health benefits, general compensation issues not focused on senior executives, management of the workplace, employee supervision, labor-management relations, employee hiring and firing, conditions of employment and employee training and motivation."

The Proposal seeks to eliminate a 1/2% per month reduction in the amount of monthly pension benefits paid to salaried employees who are involuntarily separated from their jobs due to performance related reasons and are 40 years of age or greater. The determination of a retirement benefit package for employees is part of the Company's determination of the overall compensation for its employees, a matter clearly within the purview of management. Decisions regarding the type, amount and eligibility for benefits under employee benefit programs are highly regulated and require a complex analysis of multiple business and legal factors. Performance related [*6] decisions and decisions to reduce staff at various locations are made on a case-by-case basis. Management, rather than shareholders, are in the best position to make such complex decisions. The Division has consistently concurred with the view that compensation of non-executive employees, active or retired, is an ordinary business decision. See Merck & Co., Inc. (March 6, 2000) (proposal that includes a provision increasing compensation and benefit packages to its pharmacists); The Walt Disney Company (October 26, 1999) (proposal to create an employee stock ownership plan); Bell Atlantic Corporation (October 18, 1999) (proposal to increase the retirement pension of retired management employees); General Electric Company (January 25, 1999) (proposal to provide annual cost of living adjustment to pension benefits paid to employees); CIGNA Corporation (December 21, 1998) (proposal to increase pension benefits); Cincinnati Financial Corporation (February 20, 1996) (proposal allowing certain employees to transfer the present value of their retirement fund into an investment instrument of their own choosing); Consolidated Edison Company of New York, Inc. (February [*7] 13, 1992) (proposal to amend existing pension benefits); and Ford Motor Company (March 8, 1991) (proposal to increase salaried retirees' pensions by 10%). Since the Proposal deals with a matter relating to the Company's ordinary business operations, the Proposal is excludable under paragraph (i)(7).

II. The Proposal is the Proponent's personal grievance.

Paragraph (i)(4) provides that a proposal may be omitted from a company's proxy statement if it relates to the redress of a personal claim or grievance against the company or if it is designed to result in a benefit to the proponent, or to further a personal interest, which is not shared by shareholders at large. The purpose of this rule is to prevent shareholders from using the annual meeting as a forum for redressing personal grievances which are not necessarily in the common interest of the issuer's shareholders. See Exchange Act Release 34-20091, August 16, 1983.

Pursuant to paragraph (i)(4), the Division has consistently allowed companies to exclude proposals intended to further a personal interest not shared by other shareholders. See Caterpillar Inc. (December 13, 1999) (proposal to adopt particular overtime pay [*8] policies for certain employees at a particular plant); U.S. West, Inc. (December 2, 1998)(proposal to advise management of shareholder dissatisfaction with a cash payment in lieu of fractional shares excludable as a personal grievance when brought by a shareholder who complained that he had to pay a tax preparer to research the capital gain associated with receipt of the cash payment); Station Casinos, Inc. (October 15, 1997) (proposal to maintain liability insurance excludable as a personal grievance when brought by the attorney of a guest at the company's casino who filed suit against the company to recover damages from an alleged theft that occurred at the casino); International Business Machines (January 31, 1995) (proposal to institute an arbitration mechanism to settle customer complaints excludable when brought by a customer who had an on going complaint against the company in connection with the purchase of a software product); International Business Machines (January 25, 1994) (proposal to increase the pension of retired employees excludable as a personal grievance when brought by a retired employee); General Electric Corporation (January 25, 1994) (proposal [*9] to increase the pension of retired employees excludable as a personal grievance when brought by a retired employee); Baroid Corporation (February 8, 1993) (proposal to have the proponent's claim for damages for alleged age discrimination discussed at the company's shareholders meeting excludable as a personal grievance); and Westinghouse Electric Corporation (December 6, 1985) (proposal to extend severance pay to the proponent and disavow discrimination against minorities in general, excludable as a personal grievance).

The Proposal is intended to benefit the Proponent in a way not generally shared with the other shareholders of the Company. The Proposal seeks to increase the Proponent's pension benefit as a former employee of the field sales force of PM USA. The retroactive nature of the Proposal makes it clear that the Proponent is seeking to redress his own personal claim and grievance against the Company regarding the amount of his pension benefit. The Proponent's attempt to increase his pension benefit is not an issue that affects the Company's shareholders generally. In addition, increased pension benefits to retirees would result in reduced profits to the detriment [*10] of shareholders of the Company. Since the Proposal is designed to obtain a unique personal benefit for the Proponent that is not shared by the Company's shareholders generally, the Proposal is excludable under paragraph (i)(4).

III. The Proposal, if implemented, would require the Company to violate federal law.

Pursuant to paragraph (i)(2), a company may omit a proposal if it would require the company to violate any state or federal law. The Proposal seeks to amend the Company's existing retirement plan for salaried employees to remove a 1/2% monthly reduction from plan payments for certain employees involuntarily separated for performance related reasons. The effect would be to increase early retirement benefits for those former employees who meet the Proposal's eligibility requirements.

The retirement plan in question is a "qualified plan" that meets the statutory and regulatory requirements of federal law. Extending eligibility for an unreduced retirement benefit before age 65 only to employees who are involuntarily separated for performance related reasons would violate Treasury Regulation § 1.411(d)-4. This regulation provides, in part: "A plan may not limit the availability [*11] of § 11(d)(6) protected benefits permitted under the plan on objective conditions that are within the employer's discretion." It is the legal opinion of this firm that, because the decision whether to terminate an employee for performance related reasons is within the discretion of the employer, the Proposal would violate Treasury Regulation § 1.411(d)-4. The Proposal may, therefore, be omitted from the Company's proxy statement. See Health Risk Management, Inc. (April 3, 2000) (proposal requiring the company not to adopt or maintain any rights plan without shareholder approval excludable under paragraph (i)(2) because implementation of the proposal would cause the company to violate a section of the Minnesota Business Corporation Act); and Eastman Kodak Company (February 7, 1994) (proposal requesting the board to take steps necessary to remove the "Lambda" employee network from the employee network system excludable under paragraph(i)(2) because implementation would cause a violation of state law).

Conclusion

Based on the foregoing, the Proposal may be omitted from the Company's proxy materials. Should the Division have any questions or comments regarding this filing, [*12] please contact the undersigned at (212) 309-1060.

Thank you for your consideration in these matters.

Sincerely yours,

Jerry Whitson

EXHIBIT A

PROPOSAL -- Seeking modification to the retirement policy for individuals disadvantaged by restructuring of the Philip Morris U.S.A. sales force or changes in performance evaluation.

David L. Gentry, 21012 Deede Drive, Lago Vista, Texas 78645-5017, claiming ownership of 100 shares of Common Stock.

Whereas the Philip Morris U.S.A. retirement plan allows for a full benefit to be paid to any employee who achieves 30 years of accredited service by age 55, or 30 years of accredited service at any time after age 55:

. Many employees who began employment several years ago hoped to retire with full benefits after meeting these requirements.

. PM U.S.A. president Mike Szymanczyk announced a voluntary early retirement plan to certain employees in a letter dated February 25, 1998; document # 118.

. This document stated the exclusion of members of the sales organization.

. PM U.S.A. senior vice president of sales Craig Johnson announced in a letter dated February 11, 1998, document # 77, a strategy "to make minor adjustments [*13] to the overall size of the sales force. These changes are to have a minimal impact on our people and business momentum and yet help provide the financial resources needed to meet the competitive challenge," and "to retain our market place momentum" and would "eliminate 75 positions out of almost 2,600 (less than 3%)." This letter states, "Should the need arise to consider other actions to achieve our goals, we remain committed to early and open communication, fair treatment and providing support to those affected."

. During this time of change the needed adjustments affected many sales force employees in various ways. A large percentage of sales force employees, forced to leave employment via "involuntary separation" because of perceived performance issues, were long term employees age 40+ years.

. Under the company's retirement plan those affected employees who would not be able to take advantage of full retirement rights and receive benefits based on 30 years of accredited service at age 55+ are disadvantaged in two ways. The first is a prorated reduction in benefits due to not meeting the requirements for full retirement, and the second is an additional reduction of 1/2% per [*14] month for each month payment begins prior to age 60.

RESOLVED: Shareholders request the Board to remove the element from the retirement plan that creates this 1/2% per month reduction when employees are involuntarily separated from the company due to performance related reasons and are 40 years of age or greater. Further, this should be done retroactively for all affected employees, whether presently retired or not, from the date of Mr. Johnson's letter of February 11, 1998, document # 77.

2002 SEC No-Act. LEXIS 64

Securities Exchange Act of 1934 -- Rule 14-8(i)(7)

January 16, 2002

[*1] General Electric Company

TOTAL NUMBER OF LETTERS: 2

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 16, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Electric Company
Incoming Letter dated December 10, 2001

The proposal requests that GE provide a yearly supplement to pensioners based on the level of overfunding available from the pension trust.

There appears to be some basis for your view that General Electric may exclude the proposal under rule 14a-8(i)(7), as relating to General Electric's ordinary business operations (i.e., employee benefits). Accordingly, we will not recommend enforcement action to the Commission if General Electric omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Jennifer Gurzenski
Attorney-Advisor

INQUIRY-1: General Electric Company
3135 Easton Turnpike, Fairfield, CT 06431
203-373-2442
Fax: 203-373-3079
Dial Comm: 8* 229-2442
Fax: 8*229-3079
e-mail: eliza.fraser@corporate.ge.com

December 10, 2001

1934 Act, Section 14(a)
Rule 14a-8(i)(7)

Office of Chief Counsel

Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, [*2] D.C. 20549

Re: Omission of Share Owner Proposal by William P. Lynch

Gentlemen and Ladies:

This letter is to inform you, pursuant to Rule 14a-8(i)(7) under the Securities Exchange Act of 1934 (the "Exchange Act"), that General Electric Company ("GE") intends to omit from its proxy statement for its 2002 Annual Meeting the following resolution and its supporting statement (the "Proposal") which it received from William P. Lynch:

"Resolved that a 'bonus system' be incorporated to give a yearly supplement to pensioners based on the level of overfunding in the pension trust each year."

A copy of the Proposal is attached.

It is GE's opinion that the Proposal is excludable pursuant to Rule 14a-8(i)(7) because it deals with the amount and administration of pension benefits, a matter relating to the conduct of the ordinary business operations of GE ---- i.e., employee benefits.

By suggesting a 'bonus system' to augment the size of pension payments for all GE retirees, the Proposal clearly relates to the amount and administration of employee benefits, namely, pension benefits. The Staff of the Division of Corporate Finance ("Staff") has repeatedly held that proposals to change [*3] retiree benefits are excludable from a company's proxy materials on the ground that they are matters relating to the conduct of ordinary business operations.

For example, in DTE Energy Company (January 22, 2001), International Business Machines Corporation (January 2, 2001), Avery Denniston Corporation (November 29, 1999) and General Electric Company (January 26, 1998), the Staff concurred that proposals requesting cost of living adjustments for former employees receiving pensions could be omitted as relating to "ordinary business operations (i.e. employee benefits)." See also, Honeywell International Inc. (September 28, 2001) (proposal to remove reductions to retiree pensions excludable because it relates to employee benefits); International Business Machines Corporation (January 2, 2001), (proposal to provide a Medicare supplemental insurance policy for retirees on Medicare excludable as relating to employee benefits).

For the above reasons, GE respectfully requests the concurrence of the Staff in GE's determination to omit the Proposal from GE's 2002 proxy statement pursuant to Rule 14a-8(i)(7) because it "deals with a matter relating to the company's ordinary [*4] business," employee benefits.

* * *

Five additional copies of this letter and the attachments are enclosed pursuant to Rule 14a-8(i)(7) under the Exchange Act. By copy of this letter, Mr. Lynch is being notified that GE does not intend to include the proposal in its 2002 proxy statement.

We expect to file GE's definitive proxy material with the Securities and Exchange Commission on or about March 8, 2002, the date on which GE currently expects to begin mailing the proxy statement to its share owners. In order to meet printing and distribution requirements, GE intends to start printing the proxy statement on or about February 18, 2002. GE's Annual Meeting is scheduled to be held on April 24, 2002.

If you have any questions, please feel free to call me at (203) 373-2442.

Very truly yours,

Eliza W. Fraser

ATTACHMENT

June 19, 2001

Dear Mr. Heineman

I would like to propose before the directors and all stockholders an alternative or better yet a supplement to the present pension system.

Based on the fact that over the past 14 years it has been the contributions of employees - not the company - that has been partly responsible for the continued overfunding of the pension trust, [*5] I propose that a "bonus system" be incorporated to give a yearly supplement to pensioners based on the level of overfunding in the pension trust each year. This would not cause a long term danger to the trust that a general pension increase might. I think pensioners deserve a bigger share of the investment earning of the pension trust than we are now getting.

William P. Lynch
114 Rutledge St.
Syracuse, NY 13219

P.S. I'm a 15 year retiree after 37 1/2 yrs. served.

2001 SEC No-Act. LEXIS 739

Securities Exchange Act of 1934 -- Section 14a-8(i)(7)

September 28, 2001

[*1] Honeywell International, Inc.

TOTAL NUMBER OF LETTERS: 2

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 28, 2001

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Honeywell International, Inc.
Incoming letter dated September 20, 2001

The proposal recommends that the directors and management take the necessary steps to "rectify issues relating to retiree pensions," including the retroactive removal of reductions to retiree pensions.

There appears to be some basis for your view that Honeywell may exclude the proposal under rule 14a-8(i)(7), as relating to Honeywell's ordinary business operations (i.e., employee benefits). Accordingly, we will not recommend enforcement action to the Commission if Honeywell omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Honeywell relies.

Sincerely,

Jonathan Ingram
Special Counsel

INQUIRY-1: MORGAN, LEWIS
& BOCKIUS LLP
COUNSELORS AT LAW

1800 M Street, N.W.
Washington, D.C. 20036-5869
202-467-7000
Fax: 202-467-7176

September 20, 2001

HAND DELIVERY

Office of Chief Counsel
Division of [*2] Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Honeywell International, Inc.: Omission of Shareowner Proposal Submitted by Paul E. Bielert and Barbara A. Allen

Ladies and Gentlemen:

On behalf of our client, Honeywell International, Inc. (the "Company" or "Honeywell"), we have enclosed pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 (the "Exchange Act") five additional copies of this letter, along with a shareowner proposal and statement of support submitted by Paul E. Bielert and Barbara A. Allen, retired employees of the Company (the "Proponents"), for inclusion in the Company's proxy materials for the 2001 Annual Meeting of Shareowners. The proposal and supporting statement are collectively referred to as the "Proposal."

We respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur that it will not recommend any enforcement action to the Securities and Exchange Commission (the "SEC") if the Company omits the Proposal from its 2001 proxy materials. We are sending a copy of this letter to Mr. Bielert and Ms. Allen as formal notice of Honeywell's intention to [*3] exclude the Proposal from its proxy materials.

Resolution: "Recommend OFFSETS (reductions) to retiree pensions be removed retroactively for all retirees, social security, and secured benefit account offsets respectively."

Background. As you are probably aware, Honeywell postponed its 2001 Annual Meeting of Shareowners due to the proposed merger with General Electric Company. Now that the European Commission has prohibited the consummation of the merger, Honeywell has rescheduled its 2001 Annual Meeting of Shareowners to December 7, 2001.

As discussed with Martin Dunn, Senior Associate Director (Legal) of the Division of Corporation Finance, and other attorneys in the Division of Corporation Finance, the Company is considering all shareowner proposals that were received by the Company's original deadline for its regularly scheduled annual meeting and all shareowner proposals received on or before September 7, 2001 for inclusion in the Company's proxy materials for its rescheduled 2001 Annual Meeting of Shareowners. We also discussed with the Staff the reasonableness of the Company's September 7, 2001 deadline for proposals, in light of the Company's timing in submitting this [*4] and other no-action requests to the Staff sufficiently in advance of the December 7, 2001 meeting date.

As discussed with the Staff and described in a letter to the Proponents dated July 26, 2001 (a copy of which is enclosed), Honeywell informed the Proponents that, unless it heard otherwise, the Company would treat the Proposal, which was received by the original deadline, as the Proponents' proposal for the rescheduled meeting. The Company also informed the Proponents that it would deem the Proposal to have been received on August 13, 2001.

The Proponents had submitted the Proposal by the original deadline and gave no indication of withdrawal of the Proposal on or before September 7, 2001. Therefore, the Company considers the Proposal to be timely received for consideration for inclusion in its proxy materials.

Reasons for Excluding the Proposal. It is our opinion that this Proposal is excludable for the following reasons:

. The Proponents have failed to provide a statement that they intend to hold their Company shares through the date of the 2001 Annual Meeting of Shareowners in accordance with the provisions of Rules 14a-8(b) and 14a-8(f) under the Exchange Act;

. The [*5] Proposal exceeds 500 words and may be excluded pursuant to Rules 14a-8(d) and 14a-8(f) under the Exchange Act;

. The Proposal violates the proxy rules, including Rule 14a-9, because it is so vague and indefinite as to be misleading and therefore may be excluded pursuant to Rule 14a-8(i)(3) under the Exchange Act;

. The Proposal relates to a redress of a personal grievance and is designed to result in a benefit to the Proponents that is not shared by all of the Company's shareowners and may be excluded pursuant to Rule 14a-8(i)(4) under the Exchange Act; and

. The Proposal relates to the conduct of the ordinary business operations of Honeywell and may be excluded pursuant to Rule 14a-8(i)(7) under the Exchange Act.

1. *The Proponents have failed to provide a statement that they intend to hold their Company shares through the date of the 2001 Annual Meeting of Shareowners.*

To be eligible to submit a shareowner proposal to a registrant, a shareowner must comply with the ownership requirements set forth in Rule 14a-8(b). Rule 14a-8(b)(1) requires that a proponent have "continuously held at least $ 2,000 in market value, or 1%, of the company's securities entitled to be voted [*6] on the proposal at the meeting for at least one year" by the date he or she submits the proposal and continue to hold those securities through the date of the shareowner meeting. Under Rule 14a-8(b)(2), a proponent must submit a written statement that he or she intends to continue beneficial ownership through the date of the meeting. See Division of Corporation Finance: Staff Legal Bulletin No. 14 (July 13, 2001). Under Rule 14a-8(f)(1), a registrant may exclude a proposal for failing to meet the "intent to hold" requirement and other eligibility or procedural requirements if the registrant notifies the proponent in writing of any deficiency, and the proponent fails to address the deficiency within 14 days of receipt of the registrant's letter. See Division of Corporation Finance: Staff Legal Bulletin No. 14 (July 13, 2001).

By letter dated August 21, 2001 (the "Company Letter," a copy of which is enclosed), the Company specifically advised each of the Proponents, among other things, of their failure to provide a written statement of intent to continue their beneficial ownership through the date of the 2001 Annual Meeting of Shareowners and informed them of the 14-day time [*7] period in which they had to respond. Rule 14a-8(f); Division of Corporation Finance: Staff Legal Bulletin No. 14 (July 13, 2001). The 14-day period in which the Proponents were to respond under Rule 14a-8(f)(1) has now lapsed, and neither Proponent, as of the date hereof, has provided a statement of his or her respective intent to hold the shares through the date of the 2001 Annual Meeting of Shareowners.

Enclosed herewith is evidence of return receipt indicating that both of the Proponents received the Company Letter on August 22, 2001. Because the Proponents have failed to provide the written statement required by Rule 14a-8(b)(2), the Proponents should not be given the opportunity to do so now.

In this case, neither Proponent has submitted a written statement to the Company that he or she intends to continue beneficial ownership through December 7, 2001, the date of the Company's 2001 Annual Meeting of Shareowners. The Staff has consistently permitted registrants to exclude proposals where the proponents have failed to comply with this requirement. See, e.g., Exxon Mobil Corp. (Jan. 23, 2001); Exxon Mobil Corp. (Jan. 16, 2001); McDonnell Douglas Corp. (Feb. 4, [*8] 1997); Ashland Inc. (Nov. 14, 1996); AmVestors Financial Corp. (Jan. 3, 1996); International Business Machines Corp. (Nov. 22, 1995). In each of these cases, the Staff concurred that the proposal was properly excludable under Rules 14a-8(b) and 14a-8(f) n1 and granted relief without giving the proponent an opportunity to amend its response to bring it into conformity with the requirements of Rule 14a-8(b)(2).

n1 The reference to the Staff's reliance on Rules 14a-8(b) and 14a-8(f) also includes the Staff's reliance upon former Rule 14a-8(a)(1), the predecessor to Rules 14a8(b) and 14a-8(f).

Furthermore, in the case of co-proponents, each proponent must submit a written statement of his or her intent to continue his or her respective beneficial ownership through the date of the shareowner meeting. See, e.g., New Jersey Research Corp. (Dec. 3, 1997) (in providing relief, the Staff stated that "it appears that each proponent failed to provide a written statement that he or she intends to continue to own his or her respective shares through the date of the meeting"). See also US West. Inc. (Jan. 29, 1999) (co-proponents' proposal excludable under Rules [*9] 14a-8(b) and 14a-8(f) for failure to provide evidence of ownership for requisite one-year period and failure to provide written statements of intent to hold the shares through the date of the shareowner meeting).

Therefore, for the reasons discussed above, it is our opinion that the Proposal is excludable on procedural grounds pursuant to Rules 14a-8(b) and 14a-8(f).

2. *The Proposal exceeds 500 words.*

Under Rule 14a-8(d), a proposal, including any accompanying supporting statement, may not exceed 500 words. The Proposal, which is approximately five pages long and includes a supporting statement that is single-spaced in small font, clearly substantially exceeds the Rule's 500-word limit.

Under Rule 14a-8(f), a registrant may exclude a procedurally deficient proposal if the proponent does not respond to the company's notification and conform with the eligibility and procedural requirements within 14 days of receipt of the registrant's notice. See Division of Corporation Finance: Staff Legal Bulletin No. 14 (July 13, 2001). The Staff has permitted the exclusion of proposals that do not meet the 500-word limit. See, e.g. Northrop Grumman Corp. (Mar. 17, 2000) (proposal [*10] excludable from proxy materials in reliance on Rules 14a-8(d) and 14a-8(f); Minnesota Mining and Manufacturing Co. (Feb. 27, 2000) (same).

The Company notified the Proponents in the Company Letter that the Proposal exceeded the 500-word limit and that the Proponents had 14 days in which to respond to the Company Letter. The 14-day period in which the Proponents were to respond under Rule 14a-8(f) has now lapsed, and neither Proponent has provided a revised Proposal that does not exceed the 500-word limitation of Rule 14a-8(d).

Therefore, for the reasons discussed above, it is our opinion that the Proposal is excludable on procedural grounds pursuant to Rules 14a-8(d) and 14a-8(f).

3. *The Proposal violates the proxy rules because it is so vague and indefinite as to be misleading.*

A shareowner proposal that is so vague or indefinite as to be misleading may be omitted from a registrant's proxy materials under Rule 14a-8(i)(3) and Rule 14a-9, which prohibits the use of proxy materials containing any materially misleading statements. The Proposal is inherently vague and indefinite because it is unclear, it does not indicate the precise action that is to be taken by Honeywell, [*11] and it does not specify the means by which such action is to be taken. Therefore, shareowners would not be able to determine with a reasonable degree of certainty what action Honeywell would be required to take in the event that the Proposal were adopted.

The Staff has permitted the exclusion of shareowner proposals from a registrant's proxy materials because the proposal is so vague and indefinite as to be misleading. See, e.g., Dial Corp. (Jan. 27, 1998) (proposal requesting shareowners to adopt an open letter criticizing the amount of the compensation packages awarded to management and employees excludable as vague and indefinite); Philadelphia Electric Co. (July 30, 1992) (proposal requiring the board of directors to consider implementing one or more benefit plans excludable as vague and indefinite).

Therefore, for the reasons discussed above, it is our opinion that the Proposal is excludable pursuant to Rule 14a-8(i)(3) because it is so vague and indefinite as to be misleading.

4. *The Proposal relates to a redress of a personal grievance or is designed to result in a benefit to the Proponents that is not shared by all of the Company's shareowners.*

Rule 14a-8(i)(4) [*12] permits exclusion of a shareowner proposal if "the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large." The SEC has established that the reason for the shareowner proposal process is "to place stockholders in a position to bring before their fellow stockholders matters of concern to them as stockholders in such corporation." Release No. 34-3638 (Jan. 3, 1945). The reason for the personal grievance exclusion is to permit registrants to exclude shareowner proposals that involve disputes that are not of interest to all shareowners. The provision was adopted "because the Commission does not believe that an issuer's proxy materials are a proper forum for airing personal claims or grievances." Release No. 34-12999 (Nov. 22, 1976).

In this case, the Proponents are both retirees from Honeywell who are currently drawing pensions. Clearly, the Proposal is designed to result in a benefit only to the Proponents and the Company's other retirees by virtue of their status as retirees rather than the shareowners [*13] at large. Any change in the "offsets" relating to the Company's pension programs that would benefit retirees could potentially result in additional costs to the Company and, in fact, be contrary to the interests of the shareowners at large.

The Staff has consistently permitted the exclusion of proposals submitted by retirees relating to changes in pension benefits pursuant to Rule 14a-8(i)(4). See, e.g., International Business Machines Corp. (Jan. 20, 1998) (proposal by retiree requesting that company increase the minimum pension benefit to retirees excludable pursuant to Rule 14a-8(i)(4)); General Electric Co. (Jan. 25, 1994) (proposal by retiree requesting the board of directors to increase the pensions of retirees excludable pursuant to Rule 14a-8(c)(4)); International Business Machines Corp. (Jan. 25, 1994) (same).

Therefore, for the reasons discussed above, it is our opinion that the Proposal is excludable pursuant to Rule 14a-8(i)(4) as relating to a redress of a personal grievance or as designed to result in a benefit to the Proponents that is not shared by all of the Company's other shareowners.

5. The Proposal relates to the conduct of the ordinary [*14] *business operations of Honeywell.*

Rule 14a-8(i)(7) provides that a registrant may omit a shareowner proposal from its proxy materials "if the proposal deals with a matter relating to the company's ordinary business operations." The SEC has stated the policy underlying this provision: "The general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." See Release No. 34-40018 (June 29, 1998).

The Proposal recommends that Honeywell "remove" certain "offsets" retroactively to retiree benefit programs. The determination of a retirement benefits package for employees is part of a company's determination of the overall compensation of its employees, which is clearly a matter for management to determine.

The Staff has consistently permitted the exclusion of shareowner proposals relating to the conduct and maintenance of retirement plans under Rule 14a-8(i)(7) as related to the company's ordinary business operations. See, e.g. [*15] , DTE Energy Co. (Jan. 22, 2001); International Business Machines Corp. (Jan. 2, 2001); International Business Machines Corp. (Dec. 30, 1999); Avery Dennison Corp. (Nov. 29, 1999); Bell Atlantic Corp. (Oct. 18, 1999); United Technologies Corp. (Jan. 25, 1999); General Electric Co. (Jan. 25, 1999); CIGNA Corp. (Dec. 21, 1998); AlliedSignal. Inc. (Nov. 22, 1995). In each of the foregoing letters, the Staff confirmed that the proposals to change retiree benefits fell within the scope of the registrant's ordinary business operations and could be excluded from the registrant's proxy materials pursuant to Rule 14a-8(i)(7).

Therefore, for the reasons discussed above, it is our opinion that the Proposal is excludable pursuant to Rule 14a-8(i)(7) as relating to the Company's ordinary business operations.

* * *

We would very much appreciate a response from the Staff on this no-action request as soon as practicable, but in all events before October 26, 2001, so that the Company can meet its printing and mailing schedule for the 2001 Annual Meeting of Shareowners. If you have any questions or require additional information concerning this matter, please call [*16] me at 202.467.7255. Thank you.

Very truly yours,

George G. Yearsich

ATTACHMENT

Kathleen M. Gibson
Vice President and Secretary
Honeywell Corp.
101 Columbia Road
Morris Township
New Jersey 07962

November 9, 2000

To our board of directors:

This proposal is being submitted by:

Paul E. Bielert
11426 N. 47 Ave.
Glendale, Az. 85304
Phone (602-978-2958)
Owner of 160 shares common stock

Barbara A. Allen
50608 N. 33 Ave.
New River, Az. 85087
Phone (623-465-9422)
Owner of 145 shares common stock

Shareholders recommend that Directors and Management take necessary steps to rectify issues relating to retiree pensions.

Recommend OFFSETS (reductions) to retiree pensions be removed retroactively for all retirees, social security, and secured benefit account offsets, respectively.

These offsets are devastating to retirees promised " Dignified Retirement ", as stated in company handbooks, also as stated in company " Prospectus Merger Agreement " of Allied and Signal Companies.

Ref. Page ix, 15, and 125 of prospectus merger dated 8-9-85. Also see attached enclosure of (Explanation of Retirement Benefits).

Response to this issue will be much appreciated.

Sincerely,
[*17]

Paul E. Bielert

Barbara A. Allen

2001 SEC No-Act. LEXIS 6

Securities Exchange Act of 1934 -- Rule 14a-8(i)(7)

January 2, 2001

[*1] International Business Machines Corporation

TOTAL NUMBER OF LETTERS: 2

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 2, 2001

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: International Business Machines Corporation
Incoming letter dated November 13, 2000

The proposal relates to IBM providing a Medicare supplemental insurance policy for IBM retirees on Medicare.

There appears to be some basis for your view that IBM may exclude the proposal under rule 14a-8(i)(7), as relating to IBM's ordinary business operations (i.e., employee benefits). Accordingly, we will not recommend enforcement action to the Commission if IBM omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which IBM relies.

Sincerely,

Jonathan Ingram
Attorney-Advisor

INQUIRY-1: IBM

New Orchard Road

Armonk, NY 10504

November 13, 2000

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Subject: Shareholder Proposal of Walter G. Haney and Madge K. Haney

Ladies and [*2] Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, I am enclosing six copies of this request letter together with a stockholder proposal (the "Proposal"), attached as Exhibit A hereto, which was submitted to the International Business Machines Corporation (the "Company" or "IBM") by Mr. Walter G. Haney & Madge K. Haney (each a "Proponent" and collectively, the "Proponents"). Mr. Haney is an IBM retiree. In pertinent part, their Proposal is that "IBM provide a Medicare supplemental policy free for retired employees on Medicare." IBM believes that the Proposal can be properly omitted from the proxy materials for IBM's annual meeting of stockholders scheduled to be held on April 24, 2001 (the "2001 Annual Meeting") for the reasons discussed below.

To the extent that the reasons for omission stated in this letter are based on matters of law, these reasons are the opinion of the undersigned as an attorney licensed and admitted to practice in the State of New York.

I. THE PROPOSAL MAY BE OMITTED UNDER RULE 14a-8(i)(7) AS RELATING TO THE CONDUCT OF THE ORDINARY BUSINESS OPERATIONS OF IBM.

The Company believes that the Proposal may be omitted from the [*3] Company's proxy materials for the 2001 Annual Meeting pursuant to the provisions of Rule 14a-8(i)(7) because it deals with matters relating to the conduct of the ordinary business operations of the Company.

Mr. Haney, as an IBM retiree, on behalf of himself and Madge G. Haney, who holds IBM stock in joint name with Mr. Haney, has noted his dissatisfaction with IBM's health care coverage for retirees; in particular that the Company expects IBM retirees on Medicare like himself to pay for a portion of their own medical insurance coverage. The Proponent suggests that IBM completely fund the cost of the health care premiums not covered by Medicare. This is a matter falling squarely within the Company's ordinary business operations.

The general design and administration by the Company of its employee benefit plans, such as the Company's employee and retiree medical plans, including the type and amount of benefits to be covered and paid out thereunder to retirees of the Company such as the Proponent, is an activity which is part of the ordinary business operations of the Company. The Commission has long recognized that proposals concerning the scope of health care benefit coverage, co-payment [*4] amounts, and other types of benefit decisions for the general employee/retiree population relate to the ordinary business operations of a corporation, and the staff has consistently concurred in the omission under Rule 14a-8(i)(7) of similar proposals regarding employee retirement, health, medical and other benefits. International Business Machines Corporation (December 30, 1999) (proposal to adjust defined benefit plan to mitigate the impact of increases in the cost of living for retired employees excluded under Rule 14a-8(i)(7)); Bell Atlantic Corporation (October 18, 1999) (proposal to increase retirement benefits for retired management employees); Burlington Industries, Inc. (October 18, 1999) (proposal to adopt new retiree health insurance plan offering HMO's and covering retirees that were forced out and to reinstate dental benefits for certain retirees); Lucent Technologies, Inc. (October 4, 1999) (proposal to increase "vested pension" benefits); International Business Machines Corporation

(January 15, 1999) (proposal seeking to change scope of Company's medical benefits plan coverage provisions); General Electric Company (January 28, 1997) (very similar [*5] proposal by a retired GE employee to adjust the pension of retirees to reflect the increase in inflation); Allied Signal Inc. (November 22, 1995) (retirement benefits); American Telephone and Telegraph Company (December 15, 1992) (pension and medical benefits); Minnesota Mining and Manufacturing Company (February 6, 1991) (employee health and welfare plan selection); General Motors Corporation (January 25, 1991) (scope of health care coverage); and Procter & Gamble Co. (June 13, 1990) (prescription drug plan).

For many years, IBM has provided health, retirement, and other plan benefits to its employees and retirees, and such benefits have been modified over the years to meet the changing needs of the Company as well as its employees and retirees, *all in the ordinary course of the Company's business*. In past years, for example, medical coverage was provided without additional charge to the employee or retiree. Recognizing the cost of such benefits, and the need for the employee to share responsibility for such costs, the Company modified its medical plans a few years ago to require employees and retirees to contribute financially toward such benefits. The [*6] instant Proposal, while acknowledging higher operating costs in today's economy, seeks to have the Company provide a *free* Medicare supplemental policy to retired Company employees on Medicare. Aside from the fact that this Proposal also clearly fails under Rule 14a-8(i)(4), *see argument II, infra,* this type of Proposal is not a proper subject for stockholder review under Rule 14a-8(i)(7), as the determination of the type and amount of benefits available under the Company's medical plans has consistently been administered by the Company as part of its ordinary business operations. Since this type of proposal directly addresses the Company's ordinary business operations, it should be excluded under Rule 14a-8(i)(7). See Allied Signal, Inc. (November 22, 1995) (proposal to increase pension benefits for retired employees excluded under former Rule 14a-8(c)(7)); see generally Mobil Corporation (January 26, 1993) (policies with respect to downsizing activities); International Business Machines Corporation (February 19, 1992) (employee benefits relating to medical plans); Consolidated Edison Company (February 13, 1992) (general compensation issues relating to amendment [*7] of existing pension benefits); General Electric Company (February 13, 1992) (general compensation issues relating to increase in pension benefits); and NYNEX (February 13, 1992) (general compensation issues relating to standardization of medical and other benefits). Therefore, upon the basis of these consistent precedents by the staff of the SEC with regard to the subject matter of the Proposal, the Company requests that no enforcement action be recommended to the Commission if it excludes the Proposal on the basis of Rule 14a-8(i)(7).

II. THE PROPOSAL MAY ALSO BE OMITTED UNDER RULE 14a-8(i)(4) AS A PERSONAL BENEFIT APPLICABLE TO THE PROPONENT AND CERTAIN OTHER IBM RETIREES WHICH IS NOT SHARED WITH OTHER STOCKHOLDERS AT LARGE.

In addition to Rule 14a-8(i)(7), Rule 14a-8(i)(4) permits exclusion of the Proposal inasmuch as it relates to the redress of a personal claim or grievance against the Company and is designed to result in a benefit to the Proponent or to further a personal interest, which is not shared with other stockholders at large.

As noted earlier, the Proponent is a retiree of the Company, and he now seeks for the Company to provide a free Medicare supplemental [*8] policy to him and other retired employees on Medicare. It is clear that if the Proposal were to be implemented, the Proponent and certain other IBM retirees on Medicare would glean a direct and immediate financial benefit. As noted earlier, the Company believes that the Proposal is otherwise fully excludable under Rule 14a-8(i)(7), as it relates to the Corporation's ordinary business operations. In addition, however, this Proposal is excludable under Rule 14a-8(i)(4), as the Proponent seeks a clear personal benefit that will accrue specifically to him and certain other IBM retirees, but not to shareholders at large.

The Commission long ago established that the purpose of a stockholder proposal process is "to place stockholders in a position to bring before their fellow stockholders matters of concern to them as stockholders in such corporation...." Release 34-3638 (January 3, 1945) (Exchange Act Regulation 241.3638). The purpose of Rule 14a-8(i)(4) is to allow registrants to exclude proposals that involve disputes that are not of interest to stockholders in general. The provision was originally developed "because the Commission does not believe that an issuer's proxy materials are [*9] a proper forum for airing personal claims or grievances." Release 34-12999 (November 22, 1976).

As it is clear the Proposal would provide direct personal benefit to the Proponent, it is just as clear that the Proposal would not be of benefit to IBM shareholders at large. This is because the Proponent is requesting, for himself and for other Medicare eligible retirees who hold a small percentage of the total IBM stock outstanding, a financial benefit which cannot be shared with the overwhelming majority of IBM stockholders at large who are not similarly situated. The Commission has consistently taken the position that Rule 14a-8 is intended to provide a means for shareholders to communicate on matters of interest to them as shareholders, and not to further personal interests. See Release No. 34-19135 (October 14, 1982). While paragraph (i)(7) of Rule 14a-8 provides an independent substantive basis for omission of this Proposal, paragraph (i)(4) of this rule, and its predecessor, Rule 14a-8(c)(4), have been cited by companies, just as consistently, as an alternate basis for omitting proposals seeking to increase or otherwise adjust the amount of health or retirement benefits such [*10] as the one requested here. In many of the cases that we have reviewed, the staff has concluded that such proposals related to the ordinary conduct of the registrant's business and therefore the staff did not find it necessary to address the personal grievance exclusion as an alternative basis. See e.g., International Business Machines Corporation (January 13, 1993); American Telephone and Telegraph Company (December 15, 1992). Since the Company believes that Rule 14a-8(i)(4) provides an equally adequate basis in this particular case for omitting this Proposal from our proxy materials for the 2001 meeting, we request that no enforcement action be recommended if we exclude the Proposal on the basis of Rule 14a-8(i)(4). See International Business Machines Corporation (January 6, 1995) (proposal to reinstate health benefits properly excluded by staff under former Rule 14a-8(c)(4)); Lockheed Corporation (April 25, 1994 and March 10, 1994) (proposal to reinstate sick leave benefits properly excluded under former Rule 14a-8(c)(4)); International Business Machines Corporation (January 25, 1994) (proposal to increase retirement plan benefits properly excluded under former [*11] Rule 14a-8(c)(4)); and General Electric Company (January 25, 1994) (proposal to increase pension benefits properly excluded under former Rule 14a-8(c)(4)). See also Tri-Continental Corporation (February 24, 1993) (former Rule 14a-8(c)(4) utilized by staff to exclude proposal seeking registrant to assist the Proponent in a lawsuit against former employer); Caterpillar Tractor Company (December 16, 1983) (former employee's proposal for a disability pension properly excluded as personal grievance).

In summary, for the reasons and on the basis of the authorities cited above, IBM respectfully requests your advice that you will not recommend any enforcement action to the Commission if the Proposal is omitted from IBM's proxy materials for our upcoming Annual Meeting. We are sending the Proponents a copy of this submission, thus advising them of our intent to exclude the Proposal from the proxy materials for our Annual Meeting. If there are any questions relating to this submission, please do not hesitate to contact me at 914-499-6148. Thank you for your attention and interest in this matter.

Very truly yours,

Stuart S. Moskowitz
Senior Counsel

EXHIBIT A

Proposal: [*12] Provide Medicare Supplemental Insurance for retirees on Medicare. submitted by Walter G, Haney & Madge K Haney JT TEN, holders of 788 shares of IBM Stock

IBM employees, whose retirement was based on the lower salaries prior to 1990, have had one 6% increase in their retirement checks. Now they are expected to pay part of the medical expenses that they expected would be provided free. It is unjust that retirees, on a fixed deflated income, should be required to help IBM pay for the higher operating costs, salaries and bonuses in the present economy.

Primary health insurance coverage for retirees over 65 is Medicare That pays 80% of medical expenses allowed by Medicare, leaving 20% to be paid by the patient. This is the same amount that the IBM policy covers. Thus there is no charge against the IBM policy. I propose that IBM provide a Medicare supplemental policy free for retired employees on Medicare. It would cost more, but would partially pay for itself with reduced paperwork. It would also compensate for the deflated income.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 9, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Electric Company
Incoming letter dated December 16, 2002

The proposal recommends that the board of directors "treat all pensioners equally."

There appears to be some basis for your view that GE may exclude the proposal under rule 14a-8(i)(7), as relating to its ordinary business operations (i.e., general employee benefits). Accordingly, we will not recommend enforcement action to the Commission if GE omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Jennifer Bowes
Attorney-Advisor